IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

December 2, 2011

Ms. Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                           IAC/InterActiveCorp

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2011

File No. 000-20570

Dear Ms. Ransom:

This letter includes the responses of IAC/InterActiveCorp (the “Company” or “IAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding those filings of the Company referenced above, which were delivered to IAC in a comment letter dated November 7, 2011.  For your convenience, we have included herein the text of the Staff’s comments followed by the responses of the Company.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

2010 Bonuses, page 21

1.              We note your response to comments 4 and 6 in our letter dated September 7, 2011.  Please disclose the following:

•                  Disclose the actual EBITA and share price performance measures achieved and explain how those performance measures grew by at least 5%.

•                  Describe how EBITA was calculated, whether this measure was adjusted and, if so, explain how the measurements were calculated.

•                  For each named executive officer, describe in greater detail the specific individual contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  We note your reference to Exhibit B of your response letter; however, this exhibit was not submitted as part of your correspondence.

RESPONSE:  In response to the Staff’s comments, the Company will include language that is responsive to each of the items above in its future proxy statements.  The language that would have appeared in the Company’s 2011 Proxy Statement is set forth on Exhibit A, attached hereto, with the new language in bold text and deletions in brackets.

In addition, IAC hereby confirms that it will include the information in the first two paragraphs of our response to Comment Number 4 in our original response letter in future filings to the extent such information continues to be descriptive of the Company’s process.

Please do not hesitate to contact me at 212.314.7376 (phone), 212.632.9551 (fax) or gregg.winiarski@iac.com if there are any comments or questions concerning the foregoing.

Sincerely,

/s/ Gregg Winiarski

Gregg Winiarski

Senior Vice President & General Counsel

cc:                               Brigitte Lippmann, Special Counsel, Securities and Exchange Commission

Angie Kim, Staff Attorney, Securities and Exchange Commission

Thomas McInerney, Chief Financial Officer, IAC/InterActiveCorp

EXHIBIT A

Proposed Disclosure:

Annual Bonuses

General.  We establish bonus levels through a two-pronged process. First, at the beginning of the year, the Committee sets performance objectives which historically have been tied to the achievement of EBITA or share price performance targets during the forthcoming year. In general, these targets are minimum acceptable performance conditions, but with respect to which there is substantial uncertainty when we establish them. If the Company meets the performance criteria, the executive becomes eligible for a maximum bonus award, which the Committee has historically reduced based on a discretionary assessment of Company and, to a lesser extent, individual performance. In making its determinations regarding annual bonuses, the Committee considers a variety of factors such as growth in profitability or achievement of strategic objectives by the Company, and an individual’s performance and contribution to the Company. The Committee does not quantify the weight given to any specific element or otherwise follow a formulaic calculation. Rather, the Committee engages in an overall assessment of appropriate bonus levels based on a subjective interpretation of all the relevant criteria. This process is designed to permit the Company to deduct the bonus compensation paid to executives for income tax purposes.  We generally pay bonuses shortly after year-end, following finalization of financial results for the prior year.

The definition of EBITA used for this purpose is set forth in IAC’s 2008 Stock and Annual Incentive Plan, and is as follows:  “EBITA” means for any period, operating profit (loss) plus (i) amortization, including goodwill impairment, (ii) amortization of non-cash distribution and marketing expense and non-cash compensation expense, (iii) restructuring charges, (iv) non-cash write-downs of assets or goodwill, (v) charges relating to disposal of lines of business, (vi) litigation settlement amounts and (vii) costs incurred for proposed and completed acquisitions.

2010 Bonuses.  For 2010, the Committee predicated the payment of bonuses to executive officers on attaining (i) year-over-year EBITA growth in any [quarter] of the four consecutive calendar quarters beginning with the second quarter of 2010 of at least 5% or [on] (ii) share price growth of at least 5% over $22.47, the closing price of the Company’s common stock on the date the goals were established, on any 30 trading days during the one year period beginning on the trading day after the goals were established, such days not necessarily consecutive. Both targets were met, with EBITA growth in the second quarter of 2010 of 88% and the Company’s stock price exceeding $23.60 well over 30 trading days during 2010.  As a result, [and] the Committee then exercised its right to reduce target bonus amounts. Bonuses for 2010 were paid in February 2011, and in setting actual bonus levels, the Committee considered a variety of factors, including:

•                  Revenue and Operating Income Before Amortization Growth.  Revenue increased 22% over the prior year, with double digit growth from each of the Company’s segments. Operating Income Before Amortization also grew strongly, up 56% over the prior year, as the Company was able to control costs and implement operating efficiencies.

•                  Share Price Appreciation.  The Company’s share price increase 40% during 2010, compared to 15% growth in the Nasdaq and 11% growth in the S&P 500.

•                  Capitalization and Cash Position.  The Company repatriated a significant amount of cash to shareholders by way of share repurchases, and also generated strong cash flow from its operating businesses during the year. The Company completed 2010 with a strong cash position and expectations for continued strength in 2011.

•                  Successful Completion of Strategic Transactions.  The Company exchanged its Evite, Gifts.com and IAC Advertising Solutions businesses and approximately $218 million in cash for approximately 12.8 million shares of the Company’s common and Class B shares held by Liberty Media Corporation. The Company also agreed to the terms of a joint venture between The Daily Beast and Newsweek, which closed in January 2011.

•                  Other Initiatives.  The Company took steps to positively advance the strategic position of several of the Company’s businesses.

While the factors noted above were the primary ones considered in setting bonus award amounts, the Committee also considered each executive’s role with respect to the execution of strategic initiatives, the length of time each executive held his position and the responsibilities of each executive and any changes thereto over the year.   In particular, the Committee considered the following:  (i) with respect to Mr. Diller, his role in providing strategic direction for the Company overall and driving financial and operational performance, (ii) with respect to Mr. McInerney, his role managing the Company’s balance sheet and capital position, as well as his contribution to strategic, cost management and other operational initiatives, (iii) with respect to Mr. Kaufman, his role in assisting Mr. Diller with strategic oversight of the Company and specifically with respect to the transaction with Liberty Media and (iv) with respect to Mr. Winiarski, his role in managing the successful completion of the transaction with Liberty Media as well as other strategic initiatives, and the increased responsibilities he assumed during the year.

In determining the 2010 bonus award for Mr. Blatt, the Committee considered the strong performance of Match during the year, with revenue up 17% compared to 2009 and Operating Income Before Amortization up 23% over the prior year. In addition, the Committee noted the successful integration of PeopleMedia, acquired in July 2009, and the formation of the venture with Meetic in Latin America in March 2010.

As noted above, in setting individual bonus amounts, the Committee did not quantify the weight assigned to any specific factor, or apply a formulaic calculation.  In setting bonus amounts, the Committee generally considered the Company’s overall performance, the amount of bonus for each named executive relative to other

Company executives, and the recommendations of the Chairman and Senior Executive.  In addition, the Committee considered achievements in 2010 as compared to achievements and bonus levels in prior years.

Executive officer bonuses tend to be highly variable from year-to-year depending on the performance of the Company. Accordingly, we believe our executive officer bonus program provides strong incentives to reach the Company’s annual goals.